Exhibit 99.3

Free Translation

Oi S.A. – In Judicial Reorganization

Taxpayer Identification Number (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-held Company

MINUTES OF THE 279th MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 28, 2021

I. DATE, TIME AND PLACE OF THE MEETING: On the 28th (twenty eighth) day of the month of March 2021, at 5:30 p.m., by means of decision-making circuit, pursuant to article 29, paragraph 1, of the Company’s Bylaws.

II. CALL NOTICE: Call notice made by means of individual messages sent to Directors.

III. QUORUM AND ATTENDENANCE: The majority of the members of the Board were present, and signed these minutes below. The absence of Director Luis Maria Palha Viana da Silva was recorded, for considering himself to have a conflict of interest. Also in attendance were Messrs. Rodrigo Modesto de Abreu, Camille Loyo Faria, Bernardo Kos Winik, José Cláudio Moreira Gonçalves, Antonio Reinaldo Rabelo Filho, Marcelo Gazineu, Paulo Seidel, David Tavares Nunes, Antonio Carlos Correia Neto, Arthur Jose Lavatori Correa and Daniella Geszikter Ventura, all representatives of the Company. Messrs. Antonio Luiz Feijó Nicolau, Maurício Emerick Leal e Fellipe Franco Rosman, representatives of Meden Consultoria Empresarial (“Meden”), Ms. Daniela Maluf Pfeiffer, representative of the Company’s Fiscal Council, and Mr. Jose Augusto da Gama Figueira, a Company’s consultant, were also present.

IV. BOARD: Chairman of the Meeting: Mr. Eleazar de Carvalho Filho; Secretary of the Meeting: Mrs. Luciene Sherique Antaki.

V. AGENDA: Matters for the Extraordinary General Meeting to be held on April 19, 2021: (i) merger of Telemar with and into the Company; (ii) issuance of a statement by the Company to Anatel related to the tariff revision process; (iii) transfer of the spun-off portion of BTCM to the Company; and (iv) amendment to article 2 of the Company’s Bylaws.

VI. RESOLUTIONS: The Chairman having started the Meeting, the presence of Ms. Daniela Maluf Pfeiffer, the representative of the Company’s Fiscal Council, was initially recorded. Next, Mr. Antonio Carlos Correa Neto presented a proposal for the merger of the wholly owned subsidiary of Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), Telemar Norte Leste S.A. – in Judicial Reorganization, with and into the Company (respectively, the “Merger” and “Telemar”), with the issue of new common shares of the Company to be held in treasury, pursuant to article 226, paragraph 1st, of Law No.

Oi S.A. – In Judicial Reorganization Minutes of the 279th Meeting of the Board of Directors held on March 28, 2021

6,404/1976 (the “Brazilian Corporation Law”), clarifying that the Merger represents one of the corporate reorganization operations provided in the Judicial Reorganization Plan with a purpose of optimizing operations and increasing the results of the companies under judicial reorganization and their other direct and indirect subsidiaries, as well as to obtain a more efficient and adequate structure for the implementation of the proposals provided in the Plan and for the continuity of the operations of the Oi Group companies, in accordance with its Strategic Plan. As a result of the Merger, Telemar will cease to exist and the Company will succeed Telemar in all its rights and obligations and the net assets of Telemar, which amounts to R$7,156,689,966.41 (seven billion, one hundred and fifty-six million, six hundred and eighty-nine thousand, nine hundred and sixty-six Brazilian Reais and forty-one cents), according to the appraisal report prepared by Meden Consultoria Empresarial Ltda. (“Meden”), at book value, on the base date December 31, 2020, will be incorporated into the Company’s assets, without modifying the value of its share capital and also without immediate dilution to the current shareholders of the Company. It was informed that, with the resulting dissolution of Telemar, 192,153,544 (one hundred and ninety-two million, one hundred and fifty-three thousand, five hundred and forty-four) registered common shares and 207,007,127 (two hundred and seven million, seven thousand, one hundred and twenty-seven) registered Class “A” preferred shares issued by Telemar will be cancelled, while the remaining 30,595,616 (thirty million, five hundred and ninety-five thousand, six hundred and sixteen) registered Class “A” preferred shares of Telemar will be replaced by 644,019,090 (six hundred and forty-four million, nineteen thousand and ninety) common shares issued by Oi, to be held in treasury (“Shares Issued in the Merger”), as provided for in article 226, paragraph 1st, of the Brazilian Corporation Law. It was also informed that there are no shares issued by Oi held by Telemar and that all the Shares Issued in the Merger will replace the 30,595,616 (thirty million, five hundred and ninety-five thousand, six hundred and sixteen) shares issued by Telemar, which as of this date are pledged to Pharol, SGPS S.A. (“Pharol”), in guarantee of the fulfillment of the obligation assumed by Oi upon the investment of assets made by Pharol to Oi’s capital, in connection with the strategic alliance between them in 2014, clarifying that this counter-guarantee, given in the form of a pledge of shares, aims to maintain Pharol indemnity against tax contingencies classified as remote risk with the fiscal authority in Portugal. Therefore, as a result of the Merger, all Shares Issued in the Merger will be given as collateral in compliance with Oi’s obligations with Pharol. After clarifications provided by the representatives of the Company present at the meeting, and, furthermore, it was stated that the Fiscal Council gave a favorable opinion on the Merger, the Board of Directors, unanimously: (i) ratified the election and hiring of Meden for the elaboration of (a) the appraisal report, at book value, of Telemar’s net equity, to be incorporated into the Company’s assets; (b) the appraisal report of the Company’s and Telemar’s net assets, at market prices, on the same date and according to the same criteria, for the purposes of article 264 of the Brazilian Corporation Law; and (c) the appraisal report containing the economic-financial assessments of Telemar and the Company, according to the discounted cash flow method, all prepared on the basis of the financial statements of the Company and Telemar, as of December 31, 2020; (ii) approved the Protocol and Justification for the Merger of Telemar Norte Leste S.A. – in Judicial Reorganization with and into Oi S.A. – in Judicial Reorganization, including its annexes,

Oi S.A. – In Judicial Reorganization Minutes of the 279th Meeting of the Board of Directors held on March 28, 2021 which was previously made available to the Board members and which is filed with the Board Secretariat; (iii) approved the call of the Extraordinary General Meeting of the Company for April 19, 2021, to deliberate on the Merger and all related documents, with the issuance by the Company of the Shares Issued in the Merger and the corresponding alteration of the caput of article 5 of the Bylaws, without modification in the value of the Company’s share capital, pursuant to the terms of the draft of the Call Notice made available; and (iv) authorized the Company’s Board of Executive Officers to take all necessary measures to implement the Merger. In relation to sub-item (ii), it was informed to the members of the Board of Directors that, by means of Judgment No 01/2021, the National Telecommunications Agency (Agência Nacional de Telecomunicações, or “Anatel”) granted conditional prior approval to the Merger, subject its implementation to the publication in the Official Gazette of the Union (Diário Oficial da União) of the transfer document to Oi of the granted licenses held by Telemar for the provision of the Fixed Telephone Service (Serviço Telefônico Fixo Comutado, or “STFC”), in the public and private regimes, and of the Multimedia Communication Service (Serviço de Comunicação Multimídia, or “SCM”), including the authorizations for the right to use associated radio frequency. In turn, the issuance and publication of the aforementioned document of transfer of grants are subject to (i) the conclusion of the procedure for the revision of tariffs of STFC provided in a public regime by Oi, in accordance with the provisions of article 86, sole paragraph, item I, of Law No. 9,472/1997 (“General Telecommunications Act” or “LGT”) or, alternatively, (ii) the presentation of an express statement to Anatel by Oi, duly approved by the Company’s Shareholders’ General Meeting, through which Oi: (ii.a) fully recognizes and assumes the economic and financial risks associated with the result of the tariff revision procedure, including those resulting from uncertainty regarding the process and the values to be stipulated by Anatel, as well as (ii.b) waives the rights to the eventual restoration of the financial situation of the concession contract, as a result of the tariff revision process, which will imply, in the extra-judicial ground, the loss of the right to resort administratively and to request arbitration, and in the judicial context, the resolution of the merit of the proceeding by waiving the right on which the action is based, pursuant to article 487, item III, point “c” of Law No 13,105/2015 (“Civil Procedure Code”). For information purposes, it was mentioned that the amount involved in the discussion which the Company proposes to waive, by issuing said statement, is around R$ 270,000.00 (two hundred and seventy thousand Brazilian Reais), in accordance with the information in the case record of the tariff revision process pending before Anatel. The Board of Directors, after clarifications, authorized the submission to the Extraordinary General Meeting on April 19, 2021 of the Company’s proposal to issue the statement required by Judgment No. 1 of January 8, 2021, which gave rise to Anatel’s prior approval act for the Merger, as provided in Oi’s Judicial Reorganization Plan. Regarding the sub-item (iii), Mr. Antonio Carlos Correa Neto presented a proposal for a partial spin-off of Brasil Telecom Comunicação Multimídia S.A. (respectively, the “Partial Spin-off” and “BTCM”) with the transfer of the spun-off portion to the Company (“Transfer of the Spun-off Portion” and, together with the Partial Spin-off, the “Transaction”), clarifying that this is one of the corporate reorganization transactions necessary for the formation of the InfraCo IPU provided for in the Judicial Reorganization Plan, with the split and withdrawal of BTCM’s assets from assets not related to the scope of

Oi S.A. – In Judicial Reorganization Minutes of the 279th Meeting of the Board of Directors held on March 28, 2021 such IPU and the merger of such non-related assets into Oi’s assets. The Transaction shall be carried out without joint liability, so that Oi will be solely responsible for the debts, obligations or liabilities relating to the Spun-off Portion that are transferred to it as a result of the Transaction, regardless of their nature and of whether they are present, contingent, past and/or future, and Oi will not assume any responsibility, individual or jointly, for any debits, obligations or liabilities of BTCM, whatever nature they are, present, contingent, past and/or future, that are not transferred to Oi as a result of the Transaction, as provided by the sole paragraph of article 233 of the Brazilian Corporation Law. After clarifications provided by the representatives of the Company present at the meeting, and also, having been stated that the Fiscal Council has given a favorable opinion to the Transfer of the Spun-off Portion and that the Transaction will not cause changes in the amount of the Company’s and BTCM’s share capital or the number of shares in which they are divided, without dilution of the shares held by the Company’s shareholders, the Board of Directors unanimously: (i) ratified the election and hiring of Meden to prepare the appraisal report of the split portion of BTCM, at its book value, to be merged into the Company’s assets; (ii) approved the Protocol and Justification of the Partial Spin-off of Brasil Telecom Comunicação Multimídia S.A. with the Transfer of the Spun-off portion to Oi S.A. – in Judicial Reorganization, including all its annexes (“Protocol and Justification of Partial Spin-off”), which has been previously made available to the Board of Directors and which is filed with the Board Secretariat; (iii) approved the call of the Extraordinary General Meeting of the Company for April 19, 2021, to deliberate on the Transfer of the Spun-off Portion and all related documents, in accordance with the terms of the draft of the Call Notice made available; and (iv) authorized the Company’s Board of Executive Officers to take all necessary measures to implement the Transaction. Moving on to sub-item (iv), Mr. Arthur José Lavatori Correa presented a proposal to change article 2 of the Company’s Bylaws for further details of activities already covered in its current corporate purpose, as a result of the Transfer of the Spun-off Portion of BTCM to Oi and in preparation for corporate reorganizations involving the Company and its subsidiaries, necessary to comply with the Judicial Reorganization Plan. The Board of Directors unanimously authorized the submission of the proposal to amend article 2 of the Company’s Bylaws for the approval of the Extraordinary General Meeting that will be called for April 19, 2021.

VII. ADJOURNMENT: The material relevant to the matter in the Agenda is filed at the Company's Secretariat’s office and in the Board Portal. There being no further matters to address, the Chairman of the Meeting closed the Meeting, of which these minutes were prepared. After being read and approved, the minutes were signed by all Directors in attendance and by the Secretary of the Meeting. (a.a) Eleazar de Carvalho Filho (Chairman of the Meeting), Marcos Grodetzky, Roger Solé Rafols, Henrique José Fernandes Luz, Marcos Bastos Rocha, Paulino do Rego Barros Jr., Claudia Quintella Woods, Armando Lins Netto, Mateus Affonso Bandeira and Maria Helena dos Santos F. Santana.

This is a true copy of the original recorded in the appropriate book.

Rio de Janeiro, March 28, 2021.

Luciene Sherique Antaki

Secretary of the Meeting